

September 20, 2013

<u>Via E-mail</u>
Alejandro de la Fuente Goic
Chief Financial Officer
LATAM Airlines Group S.A.
Presidente Riesco 5711, 20th Floor
Las Condes
Santiago, Chile

      Re: LATAM Airlines Group S.A.
      Form 20-F for Fiscal Year Ended December 31, 2012
      Filed on April 30, 2013
      File No. 001-14728

Dear Mr. Goic:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2012</u>

<u>Note 13 – Other Non-financial Assets, page F-75</u>

1.   Please tell us and revise to disclose the nature of aircraft maintenance reserves and your accounting for the initial and subsequent recognition and measurement of such amounts. Please also tell us the accounting literature you relied upon in determining your accounting for aircraft maintenance reserves. It appears that amortization of these reserves is recognized as a component of depreciation and amortization rather than as maintenance expense. If correct, please revise your notes to the financial statements and your results of operations disclosure to clarify that additional maintenance expenses are recognized separately as amortization expense and quantify such amounts. Additionally, please consider whether presentation of a table summarizing all maintenance expenses (including amortization) would be useful to investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief